1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

February 21, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Golub Capital BDC, Inc.
Post-effective Amendment No. 3 to the Registration Statement on Form N-2
File No. 333-215285

Ladies and Gentlemen:

Golub Capital BDC, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (Registration No. 333-215285) (as amended, the “Registration Statement”), which registered an aggregate $800 million of securities that may be offered by the Company from time to time in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company respectfully requests that the Staff of the Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). Since the Registration Statement was initially declared effective, there have been no material changes in the Company’s investment strategy, management team or other disclosures regarding its business and associated risks. As a result, the disclosures contained in the Registration Statement are substantially similar to the disclosures contained in the Registration Statement at the time it was initially declared effective with revisions principally reflecting the most recent audited financial information as of and for the year ended September 30, 2017, the most recent unaudited financial information as of and for the three months ended December 31, 2017 and the Company’s current sources of liquidity and capital resources. We are providing under separate cover a courtesy copy of today’s filing marked to show the changes from the Registration Statement, as initially declared effective on January 26, 2017.

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United States Securities and Exchange Commissions February 21, 2018 Page 2

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Matthew Carter at 202.261.3395 (or by email at matthew.carter@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle